Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Equitrans Midstream Corporation for the registration of 30,018,446 shares of its Series A Perpetual Convertible Preferred Shares and underlying common stock and to the incorporation by reference therein of our report dated February 27, 2020, with respect to the financial statements of Mountain Valley Pipeline, LLC - Series A, included in Equitrans Midstream Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
July 13, 2020